                                                                  Exhibit (g)(1)

The following data should be read in conjunction with the consolidated financial statements and related notes thereto and management's discussion and analysis of financial condition and results of operations included in Item 7.

                                                    Year Ended December 31,
                                     ----------------------------------------------------
                                       1998       1997       1996       1995       1994
                                     --------   --------   --------   --------   --------
                                               (in millions, except per share data)
Income Statement Data:(1)
Revenues                             $  483.2   $  405.7   $  373.7   $  339.3   $  319.5
Other Income                              4.0         --        3.9         --         --
Operating Expenses                      242.5      193.4      182.3      173.4      161.9
Wages and Other Personnel Expenses      126.9      101.6       83.2       69.9       73.6
General and Administrative
  Expenses                               66.8       50.8       49.0       41.8       40.2
Restructuring Charge                       --       13.3         --         --         --
Depreciation and
  Amortization                           26.8       17.8       12.8       10.4        9.6
                                     --------   --------   --------   --------   --------

Income from Operations                   24.2       28.8       50.3       43.8       34.2
Net Interest Income (Expense)              .9        4.0        2.8         .6        (.6)
                                     --------   --------   --------   --------   --------
Income Before Taxes                      25.1       32.8       53.1       44.4       33.6
Provision for Income Taxes                9.8       11.7       21.7       18.6       14.3
                                     --------   --------   --------   --------   --------

Net Income                           $   15.3   $   21.1   $   31.4   $   25.8   $   19.3
                                     ========   ========   ========   ========   ========
Basic and Diluted Net Income
   per Common Share (2)              $   0.30   $   0.42   $   0.68   $   0.60   $   0.45
                                     ========   ========   ========   ========   ========

Average Shares Outstanding
    - diluted (2)                        50.7       50.7       46.1       43.1       43.1

Balance Sheet Data:
Working Capital                      $   72.4   $   79.3   $  178.8   $   64.1   $   45.6
Goodwill                                171.4      170.3       70.6       72.6       73.5
Total Assets                            512.4      523.3      418.6      281.3      288.4
Total Liabilities                       159.8      186.4      102.9      107.3      140.2
Shareholders' Equity                 $  352.7   $  336.8   $  315.7   $  174.0   $  148.2


(1) The above information includes the impact of the following acquisitions during the period presented: in December 1995, the Company acquired the remittance processing business of First Data Resources, Inc.; on February 4, 1997, the Company acquired NTA, Inc. a freight payment processing company; on June 18, 1997, the Company acquired the operating assets and liabilities of Intracon, Inc., a freight payment processing company; on June 20, 1997, the Company acquired the operating assets and liabilities of MRS Jamaica, Inc., a healthcare form processing company; on September 30, 1997, the Company acquired Caribbean Data Services, Ltd., a data processing company; on October 24, 1997, the Company acquired 79.6% of the outstanding shares of FA Holdings, Inc., a debit and credit card processor (the Company acquired the remaining outstanding shares of FA Holdings, Inc. on January 2, 1998); on January 15, 1998, the Company acquired JBH Travel Audit Inc., a company which audits fees payable to travel agencies. These transactions were accounted for as purchases; accordingly, the results of operations are included in the statements of income from the respective acquisition dates.

(2) Net income per share for 1994 and 1995 has been calculated based on 43,100,000 shares outstanding which reflects the retroactive effect of the 57,465.67 to one stock split effective June 6, 1996.

                         Report of Independent Auditors

The Shareholders National Processing, Inc.

      We have audited the accompanying consolidated balance sheets of National Processing, Inc. and subsidiaries (a majority owned subsidiary of National City Corporation) as of December 31, 1998 and 1997, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of National Processing, Inc. and subsidiaries at December 31, 1998 and 1997, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

Cleveland, Ohio
February 1, 1999

/s/ Ernst & Young LLP

                            NATIONAL PROCESSING, INC.

                           Consolidated Balance Sheets
                             (Dollars in thousands)



                                                      December 31,
                                                  1998          1997
                                                  ----          ----
Assets

Current assets:
  Cash and cash equivalents                     $  7,254     $ 40,075
  Accounts receivable-trade                      104,759      104,752
  Check inventory                                  2,901        7,395
  Restricted deposits--customer funds             91,484       83,183
  Deferred tax assets                              3,688       12,186
  Other current assets                            13,434       10,064
                                                --------     --------
Total current assets                             223,520      257,655

Property and equipment:
  Furniture and equipment                        116,420       94,976
  Building and leasehold improvements             23,843       15,679
  Software                                        23,537       16,219
  Property leased from affiliate                   4,173        4,173
  Land and improvements                            2,828        1,591
                                                --------     --------
                                                 170,801      132,638

  Accumulated depreciation and amortization       82,680       66,467
                                                --------     --------
                                                  88,121       66,171
Other assets:
Goodwill, net of accumulated amortization
  of $14,202 in 1998, $10,616 in 1997            171,489      170,327
Acquired merchant portfolios                      18,255       21,115
Deferred tax assets                                2,764           --
Other assets                                       8,284        8,004
                                                --------     --------
Total other assets                               200,792      199,446
                                                --------     --------
Total assets                                    $512,433     $523,272
                                                ========     ========


                 See notes to consolidated financial statements.

                            NATIONAL PROCESSING, INC.

                           Consolidated Balance Sheets
                             (Dollars in thousands)


                                                         December 31,
                                                       1998        1997
                                                       ----        ----
Liabilities and shareholders' equity

Current liabilities:
  Restricted deposits--customer funds               $ 91,484     $ 83,183
  Accounts payable--trade                              3,075        5,209
  Merchants payable--check services                    3,690        7,271
  Accrued bankcard assessments                        17,753       19,806
  Income tax payable to NCC                            4,376        5,507
  Acquisition balance due                                 --       26,781
  Other accrued liabilities                           30,729       30,551
                                                    --------     --------
Total current liabilities                            151,107      178,308

Obligation under property leased from affiliate        2,264        2,591
Other long-term liabilities                              796        2,674
Deferred tax liabilities                               5,607        2,874
                                                    --------     --------

Total liabilities                                    159,774      186,447

Shareholders' equity:
 Preferred stock, without par value;
    5,000,000 shares authorized;
    no shares issued or outstanding                       --           --
  Common stock, without par value;
    95,000,000 shares authorized;
    50,644,651 and 50,575,000 shares issued and
    outstanding in 1998 and 1997, respectively             1            1
  Contributed capital                                175,799      175,215
  Retained earnings                                  176,859      161,609
                                                    --------     --------

Total shareholders' equity                           352,659      336,825
                                                    --------     --------

Total liabilities and shareholders' equity          $512,433     $523,272
                                                    ========     ========


                     See notes to consolidated financial statements.

                            NATIONAL PROCESSING, INC.

                        Consolidated Statements of Income
                    (In thousands, except per share amounts)


                                                         Year Ended December 31,
                                                    1998         1997         1996
                                                    ----         ----         ----
Revenues                                          $483,193     $405,661     $373,693
Other income                                         4,000           --        3,868
Operating expenses                                 242,478      193,352      182,291
Wages and other personnel expenses                 126,970      101,573       83,220
General and administrative expenses                 66,814       50,750       48,959
Restructuring charge                                    --       13,340           --
Depreciation and amortization                       26,767       17,826       12,847
                                                  --------     --------     --------
Operating profit                                    24,164       28,820       50,244
Net interest income                                    924        4,001        2,783
                                                  --------     --------     --------
Income before income taxes                          25,088       32,821       53,027
Provision for income taxes                           9,838       11,694       21,674
                                                  --------     --------     --------
Net income                                        $ 15,250     $ 21,127     $ 31,353
                                                  ========     ========     ========

Basic and diluted net income per common share     $   0.30     $   0.42     $   0.68
                                                  ========     ========     ========


                 See notes to consolidated financial statements.

                            NATIONAL PROCESSING, INC.

           Consolidated Statements of Changes in Shareholders' Equity
                             (Dollars in thousands)


                                                 Common    Contributed    Retained
                                                  Stock      Capital      Earnings      Total
                                                  -----      -------      --------      -----
Balance at January 1, 1996                        $  1       $ 64,825     $109,129     $173,955
Issuance of common stock (7,475,000 shares)         --        110,390           --      110,390
Net income                                          --             --       31,353       31,353
                                                  ----       --------     --------     --------
Balance at December 31, 1996                         1        175,215      140,482      315,698
Net Income                                          --             --       21,127       21,127
                                                  ----       --------     --------     --------
Balance at December 31, 1997                         1        175,215      161,609      336,825
Stock options exercised                             --            584           --          584
Net Income                                          --             --       15,250       15,250
                                                  ----       --------     --------     --------
Balance at December 31, 1998                      $  1       $175,799     $176,859     $352,659
                                                  ====       ========     ========     ========


                 See notes to consolidated financial statements.

                            NATIONAL PROCESSING, INC.

                      Consolidated Statements of Cash Flows
                             (Dollars in thousands)



                                                                Year Ended December 31,
                                                         ---------------------------------------
                                                            1998           1997           1996
                                                            ----           ----           ----
Operating activities

Net income                                               $  15,250      $  21,127      $  31,353

Items not requiring cash currently:
  Depreciation and amortization                             26,767         17,826         12,847
  Restructuring charge                                          --         10,552             --
  Deferred income tax                                        6,287         (3,803)           917
  Loss on disposition of assets                              2,430             --             --
Changes in current assets and liabilities:
  Accounts receivable                                          629         (4,590)        (8,830)
  Check inventory                                            4,494           (972)           (47)
  Accounts payable--trade                                   (2,245)        (4,694)        (1,536)
  Merchant payable--check services                          (3,581)           805           (841)
  Accrued bankcard assessments                              (2,053)         2,588            (79)
  Income taxes payable/receivable                           (1,131)         3,597            643
  Other current assets/liabilities                          (3,236)        (4,565)        (1,325)
  Other, net                                                   998         (3,252)         1,725
                                                         ---------      ---------      ---------

Net cash provided by operating activities                   44,609         34,619         34,827

Investing activities

Capital expenditures                                       (42,469)       (28,286)       (35,345)
Purchases of securities available for sale                      --       (444,422)      (405,886)
Proceeds from sales and maturities of securities
   Available for sale                                           --        566,859        283,484
Acquisitions, net of cash acquired                         (34,118)       (91,881)            --
Other                                                           --             --         (6,614)
                                                         ---------      ---------      ---------

Net cash (used for) provided by investing activities       (76,587)         2,270       (164,361)

Financing activities
Payment of note payable                                     (1,100)            --             --
Principal payments under property
  leased from affiliate                                       (327)          (144)          (144)
Net proceeds from issuance of common stock                      --             --        110,390
Exercise of stock options                                      584             --             --
                                                         ---------      ---------      ---------

Net cash (used for) provided by financing activities          (843)          (144)       110,246
                                                         ---------      ---------      ---------

Net (decrease) increase in cash and
  cash equivalents                                         (32,821)        36,745        (19,288)

Cash and cash equivalents, beginning of period              40,075          3,330         22,618
                                                         ---------      ---------      ---------

Cash and cash equivalents, end of period                 $   7,254      $  40,075      $   3,330
                                                         =========      =========      =========

Supplemental Cash Flow Information:
  Taxes paid to NCC                                      $   5,197      $  14,358      $  18,912


                See notes to consolidated financial statements.

                            NATIONAL PROCESSING, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A. Organization and Business

Organization

      National Processing, Inc. and subsidiaries (the "Company") (a majority owned subsidiary of National City Corporation ("NCC"), a bank holding company headquartered in Cleveland, Ohio) became the owner of all of the outstanding shares of National Processing Company ("NPC") on June 5, 1996. In connection with its organization, the Company issued 43,100,000 shares of common stock (after giving retroactive effect to the 57,465.67 to 1 stock split which was effective June 6, 1996) to NCC, and NCC contributed the common stock of NPC (then a wholly owned subsidiary of NCC) to the Company. Since both the Company and NPC are subsidiaries of NCC, this transfer of assets was accounted for on the basis of historical cost. The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany transactions are eliminated in consolidation.

      In August 1996, the Company sold 7,475,000 shares of its common stock in an initial public offering at a price of $16.50 per share. Following the initial public offering, NCC owned 85% of the Company's outstanding common stock. In May 1997, NCC purchased 1,265,000 shares of the Company's common stock in the open market and currently owns approximately 88% of the Company's outstanding common stock.

      The Company and NCC are parties to a Registration Rights Agreement whereby NCC has the right to require the Company to use its best efforts to register under the Securities Act of 1933, as amended, all or a portion of the issued and outstanding common stock held by NCC. NCC also has the right to participate, or "piggy-back", in equity offerings initiated by the Company, subject to reduction of the size of the offering on the advice of the managing underwriter. Business

      The Company is a leading provider of transaction processing services and customized processing solutions. The Company currently provides these services in three principal areas: Merchant Services, Corporate Services and Travel Services. Within Merchant Services, the Company focuses primarily on markets for credit and debit card processing and for check acceptance and collection. The Company's Corporate Services business provides integrated outsourcing solutions for customers' remittance processing, freight bill processing, corporate accounts payable, and imaging functions (see Note O). Customers of the Company's Merchant Services and Corporate Services are diverse in terms of both industries and size with no significant concentration in any particular industry or customer type. Through an exclusive contract with the Airlines Reporting Corporation ("ARC"), which expires in December 2001, Travel Services acts as a processor and clearing house for all airline ticket payment transactions generated by travel agents in the United States.

B. Summary of Significant Accounting Policies

Use of Estimates

      Financial statements prepared in accordance with generally accepted accounting principles necessitate the use of estimates and assumptions by management that affect the reported amounts of revenues and expenses, assets and liabilities, and the disclosure requirement for contingent assets and liabilities during and at the date of the financial statements. Consequently, actual results could differ from those estimates.

Revenue Recognition

      The Company recognizes as fee income the amounts charged by its various businesses for the related processing activities. All revenues are recognized at the time services are rendered.

Cash and Cash Equivalents

      Cash equivalents consist of highly liquid bank overnight repurchase agreements, which are readily convertible to cash.

Financial Instruments

      The Company's financial instruments consist of cash equivalents, accounts receivable, restricted deposits, accounts payable, merchants payable, and payables to affiliates. The carrying values of these financial instruments approximate their fair values.

Check Inventory

      The amount paid for checks submitted to the Company by merchants participating in its various check guarantee programs are recorded at the amount the Company deems ultimately collectible, subject to revision based on a continual review of collection statistics. The check inventory is classified as current in accordance with trade practice.

Restricted Deposits--Customer Funds

      The Company's travel and freight processing businesses regularly receive funds, as part of the settlement process, in advance of the related disbursement. Such monies are set aside in restricted accounts and a liability is recorded for an equal and offsetting amount. As such, customer funds are not eligible for use by the Company in its operations other than to pay related liabilities. In all cases, customer funds are invested in highly liquid, investment grade interest bearing securities. Investment of customer funds in equity securities is prohibited by the Company's investment guidelines established by the Board of Directors.

Property and Equipment

      Property and equipment is stated at cost and depreciated on a straight-line basis over the estimated useful life or term of the lease, whichever is shorter. Maintenance and repairs are expensed as incurred, while improvements that extend the useful life of the related asset are capitalized and depreciated over the remaining life of the related asset. The ranges of estimated useful lives are as follows:

Furniture and equipment                                      3 to 10 years
Building and leasehold improvements                          5 to 40 years
Property leased from affiliates                                   35 years
Land improvements                                                 15 years
Software                                                      3 to 5 years

      Upon the sale or disposal of property or equipment, the cost and accumulated depreciation accounts are adjusted accordingly and any gain or loss is recognized in income. Depreciation expense was $18.3 million, $14.2 million, and $10.3 million in 1998, 1997, and 1996, respectively.

      The Company capitalizes certain costs incurred to develop or obtain internal-use software. For purposes of amortization and impairment, capitalized costs would be treated in the same manner as other long-lived assets. To be considered as internal- use software the software is either acquired, internally developed, or modified solely to meet the Company's internal needs with no plans to market the software externally. Project costs that are considered research and development costs are expensed as incurred. Capitalized software development and purchased software costs are reported at unamortized cost. Commencing the month following project completion, these costs are amortized on a straight-line basis over the estimated life of the software, not to exceed five years. For the years ended December 31, 1998, 1997 and 1996, capitalized software amortization totaled $.8 million, $1.3 million, and $1.3 million, respectively.

      In June 1998, the Company wrote-off $2,600,000 of internally developed software and related costs, which is included in operating expenses in the Consolidated Statements of Income, following the cancellation of a significant customer contract.

Acquired Merchant Portfolios

      Acquired merchant portfolios represent costs allocated to customer contracts acquired through acquisitions. These costs are amortized on a straight-line basis over periods ranging from 7 to 15 years. Deferred Contract Costs

      Other assets include $2.1 million and $3.2 million of deferred contract costs in 1998 and 1997, respectively. Deferred contract costs primarily represent costs incurred to acquire new customer contracts.

      These costs are amortized on a straight-line basis over the life of the customer contract. Recoverability of these costs is assessed on an ongoing basis and writedowns to net realizable values are recorded as necessary. Acquisitions

      Operations of companies acquired in purchase transactions are included in the consolidated statements of income from the respective acquisition dates. The excess of the purchase price over the net assets acquired (goodwill) is amortized on a straight-line basis over 40 years.

Asset Impairment

      The company records impairment losses on long-lived assets held for use when events and circumstances indicate that the assets may be impaired and the undiscounted net cash flows estimated to be generated by those assets are less than their carrying amounts. Long-lived assets to be disposed of are reported at the lower of carrying amount or fair value less cost to sell.

Merchant Payable--Check Services

      As part of its check services operations, the Company reimburses merchants for checks that are dishonored. The liability to merchants for returned checks guaranteed by the Company is established in part based upon an estimate of the volume of checks accepted by the various merchants which are expected to be dishonored. Differences between the estimated and actual merchant guaranteed check liability are recorded at the time the checks are acquired from the merchants.

Accrued Bankcard Assessments

      The liability to the VISA(R) and MasterCard(R) organizations originating from the Company's agreements with these agencies, as an authorized processor, is accrued and settled on a monthly and quarterly basis, respectively. The Company recovers these assessment charges through various contractual arrangements with its customers.

Income Taxes

      The Company is included in the consolidated federal income tax return of NCC. NCC's policy is to allocate income taxes to its subsidiaries on a separate return basis.

Reclassifications

      Certain prior year amounts in the financial statements and notes have been reclassified to conform with the current year presentation.

C. Recent Accounting Pronouncements

Reporting Comprehensive Income

      In June 1997 the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income. This statement establishes standards for reporting the components of comprehensive income and requires that all items that are required to be recognized under accounting standards as components of comprehensive income be included in a financial statement that is displayed with the same prominence as other financial statements. Comprehensive income includes net income as well as certain items that are reported directly within a separate component of stockholders' equity and bypass net income. The Company adopted the provisions of this statement in 1998, however, any difference between net income and comprehensive income are insignificant.

Disclosures about Segments of an Enterprise and Related Information

      In June 1997, the Financial Accounting Standards Board issued SFAS No.
131. Disclosures about Segments of an Enterprise and Related Information. The provisions of this statement require disclosure of financial and descriptive information about an enterprise's operating segments in annual and interim financial reports issued to shareholders. The statement defines an operating segment as a component of an enterprise that engages in business activities that generate revenue and incur expense, whose operating results are regularly reviewed by the chief operating decision maker in the determination of resource allocation and assessment of performance, and for which discrete financial information is available. It also establishes standards for related disclosures about products and services, geographic areas and major customers. The Company adopted the provisions of this statement for 1998 annual reporting, and the related disclosures are included in Note N to these financial statements.

Internal Use Software

      In March 1998, the Accounting Standards Executive Committee issued Statement of Position (SOP), 98-1 Internal Use Software. This statement requires the capitalization of costs to acquire or develop internal use software after certain conditions are met. This statement is effective for fiscal years beginning after December 15, 1998. Because the Company's current policy is not significantly different from this statement, this statement will have no significant impact on the financial position or results of operations of the Company.

D. Acquisitions

      On January 15, 1998, the Company acquired all the outstanding shares of JBH Travel Audit Inc. ("JBH"), a company which audits fees payable to travel agencies, for $6.3 million in cash. The purchase price is subject to increase by as much as $2.0 million based upon the earnings of the acquired company during 1999. The acquisition, which has been accounted for as a purchase, increased the Company's goodwill by $5.1 million which is being amortized over 40 years. The results of JBH's operations are included in the Company's results of operations from the date of acquisition. The pro forma effect of the JBH transaction was not material to previously reported periods.

      On February 4, 1997, the Company acquired all of the outstanding shares of NTA, Inc., a freight payment processing company. On June 19, 1997, the Company acquired the operating assets and liabilities of InTraCon, Inc., a freight payment processing company. On June 20, 1997, the Company acquired the operating assets and liabilities of MRS Jamaica, Inc., a healthcare form processing company. On September 30, 1997, the Company acquired all of the outstanding shares of Caribbean Data Services, Ltd., a data processing company. The combined purchase price of these acquisitions was $30.3 million in cash and $4.3 million in notes payable. $2.1 million of the notes were paid off in October 1997, $1.1 million were paid off in June 1998 and the $1.1 million balance, plus accrued interest at 5.125% is due and payable in February 1999. The MRS Jamaica, Inc. purchase price increased by $3.3 million in 1998 based upon the 1998 earnings of the acquired company. The acquisitions, which have been accounted for as purchases, increased the Company's goodwill by $32.3 million which is being amortized over 40 years. The results of operations of these acquired companies have been included in the consolidated financial statements since their respective dates of acquisition.

      The combined pro forma effect of these transactions was not material to previously reported periods.

      On October 24, 1997, the Company acquired 79.6% of the outstanding common stock of FA Holdings, Inc., the sole owner of Financial Alliance Processing Services, Inc. ("Financial Alliance"), for $67.2 million. Financial Alliance is an independent sales organization specializing in selling credit and debit card processing services to smaller merchants. The Company acquired the remaining 20.4% of the common stock for $26.8 million in January 1998. The acquisition, which has been accounted for as a purchase, increased the Company's goodwill by approximately $74 million which is being amortized over 40 years. The results of operations of Financial Alliance have been included in the consolidated financial statements since the date of its acquisition.

      The follow unaudited pro forma information gives effect to the Financial Alliance acquisition as if it occurred January 1, 1996 (in thousands, except per share amounts).

                                                   Year Ended December 31
                                                   ----------------------
                                                      1997         1996
                                                   ---------    ---------

   Revenues                                        $ 432,325    $ 411,948
   Income before income taxes                         32,733       48,759
   Net income                                         19,364       26,910
   Basic and diluted net income per common share   $    0.38    $    0.58


      The pro forma results include the effect of all material adjustments related to the acquisition and have been prepared using calculations based upon assumptions deemed reasonable by the Company. The pro forma information is presented for informational purposes only and is not necessarily indicative of results that would have occurred had the acquisition taken place on January 1, 1996, nor are they necessarily indicative of future results.

      Supplemental cash flow information related to all 1997 acquisitions is as follows (dollars in thousands):

      Net assets other than cash acquired                          $ (19,672)
      Purchase price in excess of net assets acquired               (101,190)
      Notes and payables due                                          28,981
                                                                   ---------
      Net cash used for acquisitions                               $ (91,881)
                                                                   =========

E. Transactions with Affiliates

      The Company leases certain facilities from National City Bank of Kentucky ("NCBK"), a wholly owned subsidiary of NCC, under long-term agreements classified as "Property Leased From Affiliate" in the accompanying financial statements. Future minimum payments under these leases, which expire between 1999 and 2019, are $4.2 million, including interest of $1.9 million.

      The Company uses the proof and transit department of NCBK to provide processing for remittances. The charges for these services, which are included in operating expenses, were $3.6 million in 1998, $5.5 million in 1997, and $4.1 million in 1996.

      The Company receives certain administrative services, such as internal audit and legal, from NCC and its affiliates. Charges for these services are included in general and administrative expenses and totaled $2.1 million, $3.3 million, and $3.4 million, in 1998, 1997, and 1996, respectively.

F. Operating Leases

      The Company leases various offices, facilities, and equipment under noncancellable lease agreements with expiration dates through 2019. During the normal course of business, most of these leases will be renewed or replaced by other leases. Future minimum rental payments under these leases are $5.9 million in 1999; $4.5 million in 2000; $2.8 million in 2001; $1.9 million in 2002, $1.6 million in 2003, and $8.9 million thereafter. Rent expense under operating leases was $7.6 million, $7.0 million and $6.0 million, in 1998, 1997, and 1996, respectively.

G. Income Taxes

      The provision for income taxes consists of the following (in thousands):


                                               Year Ended December 31,
                                               -----------------------
                                         1998             1997            1996
                                       --------         --------         -------
Current:
  Federal                              $  1,485         $ 14,354         $16,457
  State                                     713            1,143           4,300
Deferred:
  Federal                                 6,781           (3,803)            917
  State                                    (494)              --              --
  Foreign                                 1,353               --              --
                                       --------         --------         -------
                                       $  9,838         $ 11,694         $21,674
                                       ========         ========         =======


      The temporary differences that gave rise to deferred tax assets and liabilities, which are included in the income tax receivable from or payable to NCC, are as follows (in thousands):

                                                        December 31
                                                        -----------
                                               1998         1997         1996
                                               ----         ----         ----
Deferred tax assets:
Accrued expenses                           $  1,572     $  3,608     $    412
Pension, benefits and deferred
  compensation                                1,594        5,037          844
State operating losses                        4,681        1,245           --
Other                                         1,013        2,296           --
                                           --------     --------     --------
                                              8,860       12,186        1,256
Valuation allowance                          (2,408)          --           --
                                           --------     --------     --------
                                              6,452       12,186        1,256
Deferred tax liabilities:
Depreciation and amortization                (2,998)          41       (1,433)
Purchase accounting adjustments              (3,597)      (1,934)          --
Other                                           988         (981)        (518)
                                           --------     --------     --------
                                             (5,607)      (2,874)      (1,951)
                                           --------     --------     --------
Net deferred tax assets (liabilities)      $    845     $  9,312     $   (695)
                                           ========     ========     ========

      The reconciliation of the U.S. statutory income tax rate to the Company's effective tax rate is as follows:



                                             Year Ended December 31,
                                             -----------------------
                                         1998          1997         1996
                                         ----          ----         ----

U.S. statutory rate                       35.0%        35.0%        35.0%
Non-deductible amortization                5.5          2.6          1.2
State taxes, net of federal benefit         .6          1.9          5.4
Tax exempt income                          (.5)        (4.3)          --
Foreign tax benefit                       (2.5)          --           --
Other                                      1.1           .4          (.7)
                                          ----         ----         ----
                                          39.2%        35.6%        40.9%
                                          ====         ====         ====


The Company has approximately $51.0 million of state net operating loss carryforwards for income tax purposes available to offset future taxable income in the related states from 1999 to 2013. In 1998, the Company determined that it was more likely than not that future taxable income would be generated in these states sufficient to justify the deferred tax assets recorded, net of the related valuation allowance of $2.4 million.

Income before income taxes from foreign and United States operations was approximately $4.3 million and $20.8 million, respectively in 1998. Income from foreign operations was immaterial in 1997 and 1996.

H. Employee Benefit Plans

      An employee thrift plan offers all employees, who meet certain age and eligibility requirements, a program of regular savings and investment funded by their own contributions and discretionary matching contributions of the Company. The Company recorded $2.6 million, $2.8 million, and $2.3 million, respectively, in matching contributions during 1998, 1997, and 1996.

I. Net Income Per Common Share

      The calculation of net income per common share follows (in thousands except per share amounts):

                                                       Year Ended December 31,
                                                     1998        1997        1996
                                                     ----        ----        ----
Basic:
   Net income                                      $15,250     $21,127     $31,353
   Average common shares outstanding                50,621      50,575      46,090
   Net income per common share - basic             $   .30     $   .42     $   .68

Diluted:
   Net income                                      $15,250     $21,127     $31,353
   Average common shares outstanding                50,621      50,575      46,090
   Stock option adjustment                              92         139          59
   Average common shares outstanding - diluted      50,713      50,714      46,149
   Net income per common share - diluted           $   .30     $   .42     $   .68


J. Stock Options

      The Company maintains two stock-based compensation plans that allow for the granting of stock options to eligible employees and directors. The Company has elected not to adopt the recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," which requires a fair-value based method of accounting for stock options and similar equity awards, and continues to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations to account for its stock-based compensation plans.

      On June 5, 1996, the Company was authorized to grant up to 4,000,000 options under an employee stock option plan (the "Employee Plan") and up to 200,000 options under a non-employee directors stock option plan (the "Directors Plan"). These options are for the purchase of shares of common stock at their market price at the date of grant. The Employee Plan pertains to officers and key employees and the Directors Plan pertains to certain directors. For both plans, these options generally become exercisable 33% annually beginning one year from the date of grant and expire not later than ten years from the date of grant.

      A summary of stock option activity follows:


                             Shares                      Weighted
                           Available       Shares      Average Price
                           for Grant     Outstanding     Per Share
                           ---------     -----------     ---------

            Authorized     4,200,000              0
               Granted    (2,312,500)     2,312,500        $16.68
              Canceled        81,667        (81,667)        16.50
                          ----------      ---------

     December 31, 1996     1,969,167      2,230,833         16.68
               Granted    (1,483,000)     1,483,000          9.33
              Canceled       872,000       (872,000)        16.16
                          ----------      ---------        ------

     December 31, 1997     1,358,167      2,841,833         13.00
               Granted      (818,300)       818,300         11.67
              Canceled       646,601       (646,601)        12.66
             Exercised        69,651        (69,651)        10.39
                          ----------      ---------        ------

     December 31, 1998     1,256,119      2,943,881        $12.72
                          ==========      =========        ======


      At December 31, 1998 and 1997, 1,158,060 and 474,444 options, respectively, were exercisable under the Company's option plans. No options were exercisable at December 31, 1996. The weighted average price per share of exerciseable options was $14.40 at December 31, 1998. For options outstanding at December 31, 1998, the option price per share ranged from $6.13 to $20.50, the weighted average price per share of the options was $12.72, and the weighted-average remaining contractual life of the options was 8.0 years.

      For purposes of providing the pro forma disclosures required under SFAS No. 123, the fair value of stock options granted in 1996, 1997, and 1998 was estimated at the date of grant using a Black-Scholes option pricing model. The Black-Scholes option- pricing model was originally developed for use in estimating the fair value of traded options, which have different characteristics than the Company's employee stock options. The model is also sensitive to changes in the subjective assumptions, which can materially affect the fair value estimate. As a result, management believes that the Black-Scholes model may not necessarily provide a reliable single measure of the fair value of employee stock options.

      Had compensation cost for the Company's stock-based compensation plans been determined consistent with SFAS No. 123, net income and earnings per share for 1998, 1997, and 1996 would have been $12,211,000 and $.24, $18,416,000 and
$.36, and $29,756,000 and $.65, respectively. As a result of a partial year's vesting in 1998 and 1997 and possible changes in assumptions used in the fair value calculation, the effects of applying SFAS No. 123 in 1998 and 1997 may not be representative of the pro forma impact in future years.

      The following weighted-average assumptions were used in the option-pricing model: a risk-free interest rate of 5.97% in 1998 and 1997 and 6.54% in 1996, an expected life of the option of 7 years, an expected dividend yield of 0%, and a volatility factor of .492 for 1998, .441 for 1997 and .412 for 1996. The weighted-average grant date fair value of options granted was $6.83, $5.16, and $9.04 in 1998, 1997, and 1996, respectively.

K. Commitments and Contingencies

      In the normal course of business, the Company is involved in litigation from time to time. In the opinion of management, the ultimate liability, if any, arising from this litigation is not expected to have a material adverse effect on the Company's financial condition, results of operations, or liquidity.

      Under the rules of VISA U.S.A. Inc. and MasterCard International Incorporated when the Company acquires card transactions, it has certain contingent liabilities for the transactions it processes. This contingent liability arises in the event of a billing dispute between the merchant and a cardholder that is not ultimately resolved in favor of the merchant and the amount is charged back to the merchant and the disputed amount is refunded to the cardholder. If the Company is unable to collect this amount from the merchant's account and if the merchant refuses or is unable due to bankruptcy or other reasons to reimburse the Company for the chargebacks, the Company will bear the loss for the amount of the refund to the cardholder. The Company maintains merchant deposits from certain customers as an offset to potential contingent liabilities that are the responsibility of such customers. The Company evaluates its risk and estimates its potential loss for chargebacks based on historical experience.

L. Quarterly Results of Operations: (Unaudited)

Selected quarterly data for the years ended December 31, 1998 and 1997 are as follows (in thousands, except per share amounts):

                                                           1998
                                 --------------------------------------------------------
                                  First       Second       Third      Fourth
                                 Quarter      Quarter     Quarter     Quarter      Year
                                 --------    --------    --------    --------    --------
Revenues                         $113,649    $119,177    $121,430    $128,937    $483,193
Operating profit                    8,243       2,292       5,333       8,296      24,164
Net income                          4,908       1,570       3,381       5,391      15,250
Diluted net income
   per share                     $    .10    $    .03    $    .06    $    .11    $    .30
Weighted average shares            50,833      50,950      50,691      50,644      50,713

                                                           1997
                                 --------------------------------------------------------
                                  First       Second       Third      Fourth
                                 Quarter      Quarter     Quarter     Quarter      Year
                                 --------    --------    --------    --------    --------
Revenues                         $ 88,420    $ 94,969    $100,780    $121,492    $405,661
Operating (loss) profit              (905)      9,658      11,099       8,968      28,820
Net income                            370       7,157       7,637       5,963      21,127
Diluted net income
   per share                     $    .01    $    .14    $    .15    $    .12    $    .42
Weighted average shares            50,575      50,689      50,764      50,764      50,714

The above information includes the impact of a $6.3 million restructuring charge in the first quarter of 1997; a $7.0 million restructuring charge in the fourth quarter of 1997; a $2.6 million write-off of internally developed software in the second quarter of 1998; $4.0 million in other revenue related to the settlement of a contract cancellation in the third quarter of 1998; and a $5.2 million charge for remittance research adjustments in the third quarter of 1998.

M. Restructuring Charge

      In March 1997 the Company recorded expenses of $6.3 million, including $5.0 million for severance pay for approximately 79 employees, and $1.2 million for other costs, related to organizational restructuring. In December 1997 the Company recorded expenses of $7.0 million following the acquisition of FA Holdings, Inc. The expenses resulted principally from the write-off of certain fixed assets (totaling $5.5 million) related to several of the Company's operating facilities which have been or are in the process of being closed and consolidated into the Company's other current facilities. The charges decreased 1997 net income and earnings per share by approximately $8.1 million and $.16, respectively. At December 31, 1998 and 1997, the remaining liability related to the restructuring charge was $1.9 million and $4.0 million, respectively. The remaining liability at December 31, 1998 is primarily related to severance and lease liabilities that are expected to be paid in 1999.

N. Segment Reporting

      National Processing, Inc. operates three business segments - merchant services, travel services and corporate services. Merchant services authorizes, processes and settles credit and debit card transactions and authorizes and collects checks for a variety of merchants. Historically, the Company has derived a substantial portion of its merchant services revenues from larger merchants. Travel services principally settles airline ticket purchases made through travel agents on behalf of airlines and thus derives a substantial portion of its revenues from an exclusive contract with the Airlines Reporting Corporation ("ARC"). The Company is compensated on a "cost plus" basis under this contract which expires in December 2001. Revenues from corporate services are derived from transaction fees for the processing of remittances, accounts payable and freight bills and for providing integrated document solutions involving electronic imaging, archival, processing and payment settlement. The business segments are identified by the services they offer. The accounting policies of the reportable segments are the same as those described in Note A.

      The reported results reflect the underlying economics of the segments. Indirect general and administrative expenses are allocated to the segments based upon various methods determined by the nature of the expenses. There are no intersegment revenues. The corporate entity reflects the restructuring charges taken in the first quarter and fourth quarter of 1997 for severance pay and other costs related to organizational restructuring.

(Dollars in thousands)
                                               Merchant                        Corporate                        Consolidated
                                               Services     Travel Services     Services        Corporate          Total
                                              ------------------------------------------------------------------------------

1998
Revenues from external customers              $ 287,394        $  49,237        $ 146,562               --        $ 483,193
Operating profit (loss)                          30,939            9,898           (6,933)              --           33,904
Depreciation and amortization                    12,688            3,124           10,955               --           26,767
Net interest income (expense)                     1,188             (278)              14               --              924

Net operating assets                            201,604           14,618          100,122        $  33,461          349,805
Expenditures for long-lived assets            $   9,848        $   1,861        $   8,172        $  22,588        $  42,469

1997
Revenues from external customers                233,550           45,734          126,377               --          405,661
Operating profit (loss)                          26,488            8,978           16,620        $ (13,340)          38,746
Depreciation and amortization                     8,698            2,292            6,836               --           17,826
Restructuring charge                                  0                0                0           13,340           13,340
Net interest income (expense)                    (2,049)            (694)          (1,258)              --           (4,001)

Net operating assets                            196,939           11,745           99,797          (15,536)         292,945

Expenditures for long-lived assets            $   4,823        $   1,532        $  14,585        $   7,346        $  28,286


The following represent reconciliations of the Company's reportable segment operating profit to the consolidated operating profit and the Company's reportable segment net operating assets to consolidated net operating assets.


                                                            1998         1997
                                                         ---------    ---------

Operating Profit
Total operating profit for reportable segments           $  33,904    $  38,746
General and administrative expenses - non-operating         (7,746)      (9,870)
Other                                                       (1,994)         (56)
                                                         ---------    ---------
     Consolidated operating profit                       $  24,164    $  28,820
                                                         =========    =========

Net Operating Assets
Total net operating assets for reportable segments       $ 349,805    $ 292,945
Cash                                                         7,254       40,075
Income taxes to parent                                      (5,245)      (4,262)
Deferred tax assets                                          6,452       10,941
Deferred tax liabilities                                    (5,607)      (2,874)
                                                         ---------    ---------
     Consolidated net operating assets                   $ 352,659    $ 336,825
                                                         =========    =========


Depreciation expense for certain corporate fixed assets is allocated to the three segments.

Corporate assets at December 31, 1997 were reduced by the restructuring related liabilities recorded in the first and fourth quarters of 1997 as well as the Acquisition Balance Due to Financial Alliance of approximately $26.8 million.

Revenues from foreign operations in 1998, primarily Barbados, were approximately $50.7 million. Revenues from foreign operations were immaterial in 1997 and 1996. The net book value of foreign long-lived assets, primarily in Juarez, Mexico, were approximately $12.1 million and $7.8 million at December 31, 1998 and 1997, respectively.

Segment information for 1996 has not been presented as it was impractical to do so.

O. Subsequent Events (Unaudited)

      In November 1998, the Company formalized a plan to restructure its Barbados facility. As of December 31, 1998, the Company has expensed approximately $262,000 related to the restructuring. In the first quarter of 1999, the Company expects to record approximately $1.3 million in severance charges related to the Barbados restructuring.

      In February 1999, the Company entered into an agreement with Investment Services International Co., LLC to sell its payables and freight business lines for approximately $37 million in cash. In addition, in March 1999, the Company adopted a formal plan to either sell or discontinue the check and remittance business lines. Under the provisions of FASB statement 121, Accounting for the Impairment of Long- Lived Assets and for Long-Lived Assets to Be Disposed of, the Company expects to record an impairment loss of approximately $60-$70 million in the first quarter of 1999 related to these business lines.